SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: March 26, 2007	By:	Signed: Donald F. Barnhardt
		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 23, 2007
CANADIAN PACIFIC RAILWAY LIMITED FILES NOTICE OF INTENTION TO PURCHASE CERTAIN OF ITS COMMON SHARES IN QUÉBEC
CALGARY, Alberta — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that it filed a Notice of Intention to make an exempt issuer bid with the Autorité des marchés financiers in the Province of Québec to purchase for cancellation up to 275,000 of its outstanding common shares (the “Bid”), or approximately 0.18% percent of the 155,534,263 common shares outstanding at March 15, 2007.
CPR intends to purchase these shares pursuant to a private agreement between CPR and an arms-length third party seller located in the Province of Québec. The Bid will commence on March 29, 2007 and will terminate on March 28, 2008 or on such earlier date as CPR completes its purchases pursuant to the Bid or provides notice of termination of the Bid. The price that CPR will pay for any shares purchased by it pursuant to the Bid will be negotiated by CPR and the seller, provided that in no circumstances will the price paid for the shares be greater than the market price of CPR’s common shares on the Toronto Stock Exchange on the date of the agreement. CPR presently intends to fund the purchase of the shares from its working capital. Payment for the shares purchased pursuant to the Bid will be made by CPR at the time of delivery of the share certificate(s) representing such purchased shares.
The purpose and business reason for purchases made pursuant to the Bid is that CPR believes that purchasing certain of its common shares from the seller at a price below the market price of its common shares is an attractive and appropriate use of corporate funds.
None of the directors or senior officers of CPR, nor any associates or affiliates thereof or of CPR, nor any person holding 10% or more of any class of equity securities of CPR, nor any associates thereof are eligible to sell common shares pursuant to the Bid since CPR intends to purchase common shares pursuant to the Bid only from the seller.
About CPR
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca